                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM 11-K




                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1999





                         Commission File Number 1-13953




                      W. R. GRACE & CO. SALARIED EMPLOYEES
                           SAVINGS AND INVESTMENT PLAN





                                W. R. Grace & Co.
                                7500 Grace Drive
                            Columbia, Maryland 21044

                        Financial Statements and Exhibits
                        ---------------------------------

     (a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan, as required by Form 11-K, together with the report thereon of PricewaterhouseCoopers LLP, independent accountants, dated June 28, 2000.

     (b) Exhibits. The Consent of PricewaterhouseCoopers LLP is being filed as an exhibit to this Report.

W. R. GRACE & CO.
SALARIED EMPLOYEES
SAVINGS AND INVESTMENT PLAN
DECEMBER 31, 1999 AND 1998

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of the
W. R. Grace & Co. Salaried Employees
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits appearing on pages F-2 and F-3 of this report present fairly, in all material respects, the net assets available for benefits of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan Administrator and/or other plan fiduciaries (the "Plan Fiduciaries"); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Fiduciaries, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Baltimore, Maryland

June 28, 2000

W. R. GRACE & CO.
Salaried Employees Savings and Investment Plan
Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                  DECEMBER 31,
                                         -----------------------------
                                            1999              1998
                                         ------------     ------------
Assets
   Investments (see Note 3)              $577,400,437     $577,239,382
   Contributions receivable                   577,584          566,603
                                         ------------     ------------
Net assets available for benefits        $577,978,021     $577,805,985
                                         ------------     ------------














   The accompanying notes are an integral part of these financial statements.

W. R. GRACE & CO.
Salaried Employees Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                   FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                         ------------------------------------
                                                              1999                   1998
                                                         -------------          -------------
Additions
   Additions to net assets attributable to
     Contributions
      Participant                                        $  11,671,144          $  15,053,209
      Employer                                               3,444,086              4,705,800
                                                         -------------          -------------
                                                            15,115,230             19,759,009
                                                         -------------          -------------
Investment income
     Interest and dividends                                 37,219,853             32,327,137
     Net appreciation (see Note 3)                          18,610,971             20,915,950
                                                         -------------          -------------
                                                            55,830,824             53,243,087
                                                         -------------          -------------
         Total additions                                    70,946,054             73,002,096
                                                         -------------          -------------

Deductions
   Deductions from net assets attributable to
   Transfers (to) from the plan                               (145,693)           203,443,777
   Participant withdrawals                                  70,771,233             76,404,065
   Administrative expenses                                     148,478                196,047
                                                         -------------          -------------
         Total deductions                                   70,774,018            280,043,889
                                                         -------------          -------------

Net increase (decrease)                                        172,036           (207,041,793)

Net assets available for benefits
   Beginning of year                                       577,805,985            784,847,778
                                                         -------------          -------------

   End of year                                           $ 577,978,021          $ 577,805,985
                                                         -------------          -------------


   The accompanying notes are an integral part of these financial statements.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan ("Plan") provides only general information. Participants should refer to the text of the Plan, the Summary Plan Description, and the Prospectus Supplement for the Plan for more complete information.

     GENERAL

     The Plan is a defined contribution plan originally adopted effective September 1, 1976, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     ELIGIBILITY AND VESTING

     Within those units of W. R. Grace & Co., a Delaware corporation ("Grace"), and its subsidiaries (collectively, the "Company") designated as participating units in the Plan, any salaried employee (or any salesman paid on a commission basis) and any other employee in an eligible employment classification who has completed 12 months of employment (including 1,000 hours of service) is eligible to participate in the Plan, subject to certain exceptions and special provisions.

     A participant's interest in the Plan is always fully vested.

     PACKAGING TRANSACTION

     On March 31, 1998, a predecessor of Grace ("Old Grace") completed a transaction ("Packaging Transaction") in which its flexible packaging business ("Cryovac Business") was combined with Sealed Air Corporation ("Sealed Air"). As a result of the Packaging Transaction, for each share of common stock held, each shareholder of Old Grace common stock received: (a) one share of common stock of the "New W. R. Grace & Co." ("New Grace"), (b) .536 shares of common stock of Sealed Air and (c) .475 shares of convertible preferred stock of Sealed Air. As a result of the Packaging Transaction, approximately $203.5 million was transferred to the successor trustee. The common stock of Old Grace was canceled as a result of the Packaging Transaction.

     The Grace Stock Fund and the Grace Employee Stock Ownership Plan ("ESOP") were previously invested in common stock of Old Grace; as noted above, such common stock was canceled in the Packaging Transaction and was therefore eliminated from the Plan as a result of the Packaging Transaction.

     The New Grace common stock, Sealed Air common stock and Sealed Air preferred stock, received with respect to the shares of common stock of Old Grace held in the ESOP, were credited to the ESOP. All Sealed Air common stock and preferred stock credited to the ESOP was sold within 90 days following the Packaging Transaction, and the proceeds were invested in New Grace common stock that was credited to the ESOP.

     The New Grace common stock, received with respect to the shares of common stock of Old Grace held in the Grace Stock Fund, was credited to the Grace Stock Fund. The Sealed Air common stock, received with respect to such shares of common stock, was credited to a Sealed Air Common Stock

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Fund. The Sealed Air preferred stock, received with respect to such shares of common stock, was credited to a Sealed Air Preferred Stock Fund.

     Additionally, as part of the Packaging Transaction, all balances will be required to be transferred out of the Sealed Air Common Stock Fund and the Sealed Air Preferred Stock Fund and into other Plan investment options by December 31, 2000. Any remaining balances not transferred by December 31, 2000 will be liquidated and transferred to the Fixed Income Fund.

     CONTRIBUTIONS

     Each year, participants may elect to contribute to the Plan 2% to 16% of their compensation (which, for purposes of the Plan, consists of salary and/or commissions, incentive compensation, special and bonus awards).

     Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended (the "Code"), subject to an annual dollar limit on before-tax contributions of $10,000 for 1999 and 1998. Federal income tax law limited the annual compensation on which tax-qualified plan benefits may be based to $160,000 for 1999 and 1998.

     A Company contribution equal to 50% of each participant's contribution is made to the Plan; however, no Company contribution is made with respect to a participant's contribution in excess of 6% of his compensation. Therefore, the maximum Company contribution is 3% of each participant's compensation, subject to the annual dollar limitations noted above.

     Company contributions are generally credited to the ESOP, which is invested in New Grace common stock. The ESOP is an Employee Stock Ownership Plan, within the meaning of the Code.

     Eligible employees (generally, those age 50 and older) may elect to transfer all or a portion of their Company contributions once each year from the ESOP to any of the other Funds except the Sealed Air Preferred Stock Fund and the Sealed Air Common Stock Fund. During the year ended December 31, 1998 there also existed the ADS Fund. Eligible employees were not allowed to transfer to this fund. Such transfers may be in whole dollar amounts or multiples of 5% of the participant's account balance.

     The Plan provides that a statement of each participant's account be sent to the participant at least once a year. Presently, such statements are sent at the end of each calendar quarter.

     On any business day, participants may allocate their future contributions among the participant-directed investment options (Funds) and transfer the amounts related to their prior contributions in any of the Funds to other Funds. All investment options are participant-directed except for the ESOP, the ADS Fund (for 1998 only), the Sealed Air Preferred Stock Fund, and the Sealed Air Common Stock Fund. Transfers may be in whole dollar amounts or in multiples of 5% of the participant's account balance.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution, the applicable allocation of the Company's contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Transfers between the W. R. Grace & Co. Hourly Savings and Investment Plan and the W. R. Grace & Co. Salaried Savings and Investment Plan occur from time to time when the participant classification changes from hourly to salaried and vice versa.

     PARTICIPANT LOANS

     Participants may borrow up to one-half of the value of their account balance up to $50,000. Loans may be for a term of one to five years for a general purpose loan and up to twenty years for a loan to purchase a principal residence. The interest rate for the loans is fixed for the term of the loan and the loans are repaid in periodic installments, depending on the loan provisions. Participants can repay the outstanding loan balance in full at any time without penalty. Loans are considered to be in default and treated as a distribution for tax purposes if no payment is received for ninety days. If employment with the Company ends, any outstanding loan balance will be considered a distribution if not repaid within ninety days.

     Interest paid on loans is credited to the individual investment options from which the loan was taken.

     PAYMENT OF BENEFITS

     Upon disability, retirement, or other termination of service, an individual may elect to receive his/her vested benefit in the form of a single lump sum payment or annual or quarterly installment payments if the vested balance exceeds $5,000. For amounts less than $5,000, a single lump sum payment is made.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounts of the Plan are maintained on the accrual basis of accounting, which is acceptable under U.S. Department of Labor Regulations and is in accordance with accounting principles generally accepted in the United States ("GAAP").

     INVESTMENT VALUATION AND INCOME RECOGNITION

     Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in guaranteed investment contracts (see Note 5) are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of publicly traded securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The assets of the Plan are commingled in the W. R. Grace & Co. Savings Plan Master Trust ("Master Trust") with the assets of other tax-qualified profit sharing and savings and investment plans maintained by the Company. The Master Trust is administered by The Fidelity Management Trust Company ("Trustee"). The participating plans have a specific interest in the Master Trust's net assets.

     Income of each fund is reinvested in that fund, except that dividends paid on shares of Grace Common Stock held in the ESOP are paid to participants in cash within 90 days after the end of the calendar year in which the dividends are received. The ESOP dividends are not treated as income to the Plan or as distributions to participants. The Trustee manages the Grace Stock Fund and the ESOP by purchasing shares of Grace Common Stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers from the other funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment and Benefits Committee appointed by the Grace Board of Directors, or as delegated by that Committee.

     The Plan recognizes a gain or loss on Grace Common Stock distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the shares distributed. The cost of securities sold is determined on the basis of average cost, and a gain or loss is recorded equal to the difference between average cost and the proceeds from the sale.

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     PAYMENT OF BENEFITS

     The Plan recognizes benefits when paid.

     Amounts transferred to successor trustees are deducted from the Plan's net assets upon the divestiture of, or discontinuance of participation by, a participating business unit.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with GAAP requires the Plan Fiduciaries to make estimates and assumptions that affect the reported amounts of assets and liabilities on the date of the financial statements. Actual amounts may differ from the estimates used.

     RECLASSIFICATIONS

     Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets included in the Master Trust.

                                                                                       DECEMBER 31,
                                                                                ---------------------------
                                                                                1999                   1998
                                                                                ----                   ----
         Fixed Income Fund, 240,839,756 and 252,946,485
            shares, respectively                                           $ 240,839,756         $ 252,946,485

         Employee Stock Ownership Plan - W. R. Grace &
            Co. common stock, 8,809,984 and 9,922,272
            shares, respectively                                              59,114,994*           75,210,820*

         Fidelity Management Trust Company
            Fidelity Contrafund, 864,050 and 760,784 shares,
               respectively                                                   51,860,254            43,204,921
            Fidelity Growth and Income Fund, 907,482 and
               1,039,952 shares, respectively                                 42,796,858            47,671,388
            Fidelity Over the Counter Portfolio Fund, 455,575
               and 339,694 shares, respectively                               30,965,447            14,820,870
            Fidelity Balanced Fund, 1,941,139 and 1,754,044
               shares, respectively                                           29,815,889            28,696,167
            Fidelity Blue Chip Fund, 1,438,898 and 1,519,878
               shares, respectively                                           86,492,175            76,586,663


         * Nonparticipant-directed

     During 1999 and 1998, the Plan's investments held in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $18,610,971 and $20,915,950, as follows:

                                                                                     FOR THE YEAR ENDED
                                                                                        DECEMBER 31,
                                                                                ---------------------------
                                                                                1999                   1998
                                                                                ----                   ----
         Mutual Fund                                                        $ 27,010,789          $ 43,749,616
         Common Stocks                                                        (8,420,183)          (20,952,696)
         Preferred Stock                                                          20,365            (1,880,970)
                                                                            ------------          ------------
                                                                            $ 18,610,971          $ 20,915,950
                                                                            ------------          ------------

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                       DECEMBER 31,
                                                                                ---------------------------
                                                                                1999                   1998
                                                                                ----                   ----
         Net assets
            Common Stock                                                    $ 65,808,032          $ 86,999,370
            Preferred Stock                                                    6,023,838             7,946,183
                                                                            ------------          ------------
                                                                            $ 71,831,870          $ 94,945,553
                                                                            ------------          ------------


                                                                                     FOR THE YEAR ENDED
                                                                                        DECEMBER 31,
                                                                                ---------------------------
                                                                                1999                   1998
                                                                                ----                   ----
         Changes in net assets
            Contributions                                                  $   3,444,086          $  4,705,800
            Interest and dividends                                               327,409               169,543
            Net depreciation                                                  (6,930,302)          (23,403,086)
            Benefits paid to participants                                     (8,274,024)          (10,616,098)
            Transfers to participant-directed investments                    (11,636,871)          (50,332,477)
            Administrative Expenses                                              (43,981)              (64,661)
                                                                           -------------          ------------

                                                                           $ (23,113,683)         $(79,540,979)
                                                                           -------------          ------------


5.  GUARANTEED INVESTMENT CONTRACTS

     Investments in the participant-directed Fixed Income Fund consist primarily of benefit-responsive guaranteed investment contracts ("GICs") issued by various insurance companies. The Plan's GICs are stated at contract value, which may or may not equal fair value, in accordance with GAAP. Contract value includes principal invested, plus earnings, less benefit payments and administrative expenses. Listed below is the Plan's specific interest in the investments in GICs held in the Master Trust:


                                                                 VALUE AT DECEMBER 31,
                                                                 ---------------------
                      ISSUER                    RATE          1999                 1998                MATURITY DATE
                      ------                    ----          ----                 ----                -------------
         Metropolitan Life Insurance Co.       6.94%        $26,512,451          $45,767,802              Mar-2003

         AEGON Institutional Markets           6.87%         33,393,700           31,476,330              Dec-2001
                                               6.40%         17,341,450           16,417,535              Dec-2002
                                               6.13%         12,671,890           12,027,123              Mar-2003

         Prudential Life Insurance Co.         9.13%         22,928,745           30,716,762              Jun-2000

         New York Life Insurance Co.           5.91%              -               18,307,778              Dec-1999
                                               6.63%         17,664,677           16,687,822              Jun-2003
                                               5.84%          5,219,929            7,847,744              Jun-2001

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                 VALUE AT DECEMBER 31,
                                                                 ---------------------
                      ISSUER                    RATE          1999                 1998                MATURITY DATE
                      ------                    ----          ----                 ----                -------------
         John Hancock Mutual Life Ins. Co.     6.01%          9,478,515            9,006,416              Jun-2000
                                               7.02%         21,869,587           20,584,207              Jun-2001

         Pacific Mutual Life Insurance Co.     6.87%         13,730,702           12,941,822              Jun-2002

                                                                                                     Dec-2001, Jun-2002
                                               6.09%         17,156,810           16,289,981              Dec-2003

         State Street Bank & Transaction Co.   6.89%         15,872,298                -                  various

         Massachussetts Mutual                 6.98%          4,808,314                -                  Dec-2003

         SEI Financial Management              6.47%          7,779,654                -                  various

         Principal Life Insurance Co.          6.10%         10,438,413            9,910,960              Sep-2003
                                                          -------------       --------------

         Total Contracts                                    236,867,135          247,982,282

         Commercial Paper                                     3,972,621            4,964,203
                                                          -------------       --------------

         Total Fixed Income Fund                           $240,839,756         $252,946,485
                                                           ------------         ------------


6.   MASTER TRUST

     The Plan's investments are held in the Master Trust, which was established for the investment of assets of the W.R. Grace & Co. Salaried Employees Savings and Investment Plan and the Hourly Employees Savings and Investment Plan. Each participating retirement plan has a specific interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 1999 and 1998, the Plan's interest in the net assets of the Master Trust was approximately 94% and 95%, respectively.

     Contributions and benefit payments are specifically allocated to the operation of the appropriate plan. However, other plan income and expenses are allocated to the respective plans' participants using methods outlined in the Master Trust agreement. The record keeper of the Master Trust allocates trust income and expenses between the participants of the participating plans on a monthly basis in relation to the market value of each participant's account at the beginning of the month for each Master Trust investment account. The financial statements reflect the Plan's share of the Master Trust assets and activities using this allocation method.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      The following tables present the fair values of investments and investment income for the Master Trust:


                                                                                        DECEMBER 31,
                                                                                ---------------------------
                                                                                1999                   1998
                                                                                ----                   ----
         Investments at contract value
            Guaranteed Investment Contracts                              $   251,136,194       $   261,884,597
         Investments at cost
             Participant Loans                                                 5,245,536             5,359,248
         Investments at fair value
            W. R. Grace & Co. Common Stock                                    88,751,062           100,639,541
            Mutual Funds                                                     253,228,460           219,330,332
            ADS Common Stock                                                   -                     3,337,211
            Sealed Air Preferred Stock                                         6,595,475             8,671,762
            Sealed Air Common Stock                                            7,198,192             9,378,426
                                                                         ---------------       ---------------
                                                                         $   612,154,919       $   608,601,117
                                                                         ---------------       ---------------


                                                                                    FOR THE YEAR ENDED
                                                                                       DECEMBER 31,
                                                                                ---------------------------
                                                                                1999                   1998
                                                                                ----                   ----
         Investment income
            Interest and dividends                                        $   38,897,957        $   33,494,376
            Net (depreciation) appreciation in fair value
            of investments
               W.R. Grace & Co. Common Stock                                  (9,717,430)          (20,216,628)
               Mutual Funds                                                   28,235,974            45,443,223
               ADS Common Stock                                                 (316,448)              364,130
               Sealed Air Preferred Stock                                         15,590            (2,097,940)
               Sealed Air Common Stock                                           416,653            (3,504,959)
                                                                          --------------        --------------

                                                                          $   57,532,296        $   53,482,202
                                                                          --------------        --------------


7.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $148,478 and $196,047 for the years ended December 31, 1999 and 1998, respectively.

     W. R. Grace & Co., as plan sponsor, is also a related party. Investments include shares of W. R. Grace common stock. Purchases of $166,906,582 and $140,209,125 and sales of $53,999,305 and $24,298,184 of W. R. Grace common stock were made during 1999 and 1998, respectively.

W. R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

8.   FEDERAL INCOME TAXES

     On July 13, 1995, the Internal Revenue Service issued a letter stating that the Plan, as then in effect, was in compliance with the applicable requirements of the Code. The Plan has been amended since the issuance of this determination letter. However, the Plan Fiduciaries believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Fiduciaries believe the Plan continues to be qualified, and the related trust continues to be tax exempt.

9.   PLAN TERMINATION

     Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating business unit may terminate its participation in the Plan with the approval of Grace's Board of Directors.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             W. R. GRACE & CO.
                                             SALARIED EMPLOYEES
                                             SAVINGS AND INVESTMENT PLAN

                                             By:  /s/ Brenda Gottleib
                                                  -----------------------------
                                                  Brenda Gottleib
                                                  Chairman, Administrative
                                                       Committee



Date:  June 28, 2000